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Jonathan F. Wolcott 202 457 7168 jonathan.wolcott@hklaw.com
October 12, 2005
VIA EDGAR AND HAND DELIVERY
Ms. Peggy Fisher
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Argon ST, Inc.
Registration Statement on Form S-3
Filed September 9, 2005
File No. 333-128211
Dear Ms. Fisher:
     On behalf of the subject registrant Argon ST, Inc. (“Argon ST”), this letter constitutes Argon ST’s response to your letter dated September 20, 2005 to Terry L. Collins at Argon ST which provided the staff’s comment on the subject Registration Statement. For your convenience, the comment is reproduced below followed by our response. The page reference in the response is to Amendment No. 1 to the Registration Statement, which is being filed with the Commission today, October 12, 2005. A marked courtesy copy of such Amendment No. 1 is enclosed for your reference.
Form S-3
1.	Please complete the selling stockholders table on page 58 with all of the disclosure required by Item 507 of Regulation S-K.

Response: We have completed the selling stockholders table in response to your comment. Please see pages 59-60 of Amendment No. 1 to the Registration Statement.

Ms. Peggy Fisher
United States Securities and Exchange Commission
October 12, 2005

     If you have any questions regarding the above response, please call the undersigned at the above telephone number.
Sincerely,
/s/ Jonathan F. Wolcott
Jonathan F. Wolcott, Esq.

cc:	Eduardo Aleman (w/ courtesy copy)
Terry L. Collins
Victor F. Sellier
Joseph R. Nardini
Andrew C. Lynch, Esq.
Michael M. Mannix, Esq.
Jane P.K. Tam, Esq.